Exhibit

Dated: January 1, 2016

As Amended: March 22, 2019

Fund	Percentage of Average Daily Net Assets
	Rate for the First $500 Million	Rate for the Next $500 Million	Rate for Excess Over $1 Billion
Rational Dividend Capture Fund	0.75%	0.70%	0.65%
Rational Dynamic Brands Fund	0.75%	0.70%	0.65%

Fund	Percentage of Average Daily Net Assets
Rational Strategic Allocation Fund	0.10%
Rational Trend Aggregation VA Fund	0.75%
Rational Insider Buying VA Fund	0.75%
Rational Iron Horse Fund	1.25%
Rational/Resolve Adaptive Asset Allocation Fund	1.75%
Rational Select Asset Fund	1.25%
Rational Income Opportunities Fund	1.50%
Rational/NuWave Enhanced Market Opportunity Fund	1.75%
Rational Tactical Return Fund	1.75%
Context Insurance Linked Income Fund	1.50%
Rational Special Situations Income Fund	1.50%

Mutual Fund and Variable Insurance Trust

By: /s/ Stephen P. Lachenauer

Print Name: Stephen P. Lachenauer

Title: Trustee

Rational Advisors, Inc.

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President